

July 30, 2015

Via E-mail
Douglas L. Williams
President and Chief Executive Officer
Atlantic Capital Bancshares, Inc.
3280 Peachtree Road NE, Suite 1600
Atlanta, GA 30305

>   **Re: Atlantic Capital Bancshares, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed July 17, 2015**
>   **File No. 333-204855**

Dear Mr. Williams:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 7, 2015 letter.

Summary, page 10

1.   We note your response to comment 5. It appears that the Debt Offering and the Stone Point Securities Purchase Agreement are key aspects of your proposed transaction. Please revise your Summary to disclose the material terms of these offerings prior to requesting acceleration of effectiveness of your registration statement. Please refer to Instruction to Paragraph 503(a) of Item 503 of Regulation S-K.

The Merger

Background of the Merger, page 66

2.   Please revise this section to disclose the discussions concerning your contemplated $50 million Debt Offering. In this regard, please also revise to disclose why receiving

approximately $75 million in financing became a condition to completion of your merger when this amount materially exceeds the maximum aggregate cash consideration to be paid to First Security shareholders in the proposed merger. Please disclose your plans for the remaining financing here and, as necessary, elsewhere in your prospectus.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 122

3.   We note your response to our prior comment 17, that management believes that it will be more-likely-than-not that all retained First Security net operating loss carryforwards will be utilized within the current applicable timeframes. Please address the following:

- Provide us with a specific detailed accounting analysis that addresses the positive and negative evidence you considered in determining the reversal of a portion (i.e. $48.8 million) of the valuation allowance relating to First Security's deferred tax assets.

- Provide us an analysis of the projected taxable income of the combined entity and a schedule detailing the amounts and years you expect to realize the benefits from the deferred tax assets; and

- With regard to your projections of projected taxable income used in your analysis, identify the most significant inputs and assumptions, provide a qualitative and quantitative discussion of the inputs and assumptions to allow us to fully understand your projections, provide specific evidence which supports the inputs and assumptions, and provide a sensitivity analysis using reasonably likely alternatives for key assumptions.

You may contact Christina Harley, Staff Accountant, at (202) 551-3695 or Marc Thomas at (202) 551-3452 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Counsel

cc: Betty Temple, Esq.